

October 26, 2011

Via E-mail
Glenn Purple
Vice-President of Finance
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

> **Re:** **EDAC Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 11, 2011**
> **File No. 001-33507**

Dear Mr. Purple:

We have reviewed your responses to the comments in our letter dated September 28, 2011 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Short-Term Incentives, page 14</u>

1. We note your response to our prior comment number five and reissue. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon your Form 10-K for the fiscal year ended January 1, 2011. In addition, supplementally advise us whether the company's targets for the fiscal year ended January 1, 2012 are expected to be materially different from those of January 1, 2011. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director